SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
 (CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 5 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840
	8	SHARED VOTING POWER 1,725,311*
	9	SOLE DISPOSITIVE POWER 840
	10	SHARED DISPOSITIVE POWER 1,725,311*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,726,151*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON OO
    * By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 19,387,623 shares of Common Stock. See Item 5.

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EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) as amended on March 9, 2012 (“Amendment No. 1”) and March 26, 2012 (“Amendment No.2”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 3 relates to the common stock, par value $0.01 per share (“Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 3 is being filed to update the beneficial ownership information in the Schedule 13D following the entry, on November 1, 2013, of the Investment Vehicles, other than BRH II, into agreements providing for the distribution by Investment Vehicles of shares of Common Stock directly held by such Investment Vehicles to holders of certain interests in such Investment Vehicles (collectively the “Consortium Liquidity Transactions”). The Consortium Liquidity Transactions occurred on November 1, 2013.  Prior to the Consortium Liquidity Transactions on November 1, 2013, the Voting Agreement was terminated.  As a result of the Consortium Liquidity Transactions and the termination of the Voting Agreement, Future Fund no longer shares beneficial ownership of the Common Stock held by any of the Investment Vehicles other than BRH II Sub (defined below).

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On November 1, 2013, in connection with the Consortium Liquidity Transactions, BRH II merged with its subsidiary, Brookfield Retail Holdings II Sub II LLC, a Delaware limited liability company (“BRH II Sub”), with BRH II Sub the surviving entity in the merger. Following the merger, the ownership of BRH II Sub was identical to the pre-merger ownership of BRH II.

On November 1, 2013, following the Consortium Liquidity Transactions, The Northern Trust Company, acting in its capacity as custodian for Future Fund, entered into an amended and restated limited liability company agreement for BRH II Sub (the “BRH II Sub Operating Agreement”) with Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”), a Delaware limited liability company controlled by Brookfield, as the managing member and other subsidiaries of Brookfield holding interests in BRH II Sub.  Pursuant to the terms of the BRH II Sub Operating Agreement, BAMPIC US acts as managing member of BRH II Sub and has the primary role in managing, structuring, holding and disposing of the investment in the Company, provided that Future Fund retains certain rights with respect to voting and disposing of shares of Common Stock.  In addition, the BRH II Sub Operating Agreement contains a right of first offer with respect to BRH II Sub in connection with any proposed transfer by a member of BRH II Sub interests.

The summary contained herein of the BRH II Sub Operating Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the BRH II Sub Operating Agreement, a copy of which is filed as Exhibit 10 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is hereby amended in its entirety as follows:

(a)-(b)  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 49,641,636 shares of Common Stock reported by the Company as outstanding as of November 1, 2013 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2013.

As of the close of business on November 1, 2013, the Reporting Person has sole voting and investment power with respect to the 840 Additional Shares representing beneficial ownership of less than 0.01% of the shares of Common Stock outstanding.

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As of the close of business on November 1, 2013, Future Fund’s interest in BRH II Sub corresponds to 1,725,311 shares of Common Stock, representing 3.5% of the outstanding shares of Common Stock, of the 1,735,375 shares of Common Stock directly held by BRH II Sub.  By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II Sub, to direct BAMPIC US with respect to voting decisions of certain shares of Common Stock and certain dispositions of Common Stock, the Reporting Person may be deemed to share voting and investment power over 1,725,311 shares of Common Stock held by BRH II Sub.

Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc. and certain of its subsidiaries (collectively, the “Other Filers”).  With respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers, the Reporting Persons may be deemed to share beneficial ownership of 19,387,623 shares of Common Stock held by Brookfield and its affiliates (including BRH II Sub) as of November 1, 2013, representing 39.1% of the outstanding shares of Common Stock. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Item 4 of this Amendment No. 3 is incorporated by reference. Except as otherwise described in Item 4 of this Amendment No. 3, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to include the following:

Item 4 and Item 5 of this Amendment No. 3 are incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit 10
Second Amended and Restated Limited Liability Company Agreement, dated as of November 1, 2013, of Brookfield Retail Holdings II Sub II LLC (incorporated herein by reference to Exhibit 21 to the amendment to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its subsidiaries on November 5, 2013).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013	FUTURE FUND BOARD OF GUARDIANS By: /s/Barry Brakey Name: Barry Brakey Title: Authorized Signatory By: /s/Mark Burgess Name: Mark Burgess Title: Authorized Signatory